January 5, 2023

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Centre Funds (the “Registrant”), File No. 811-22545

Dear Ms. Larkin:

On December 19, 2022, the Registrant filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) soliciting shareholder approval of a new investment advisory agreement between Registrant, on behalf of Centre Global Infrastructure Fund and Centre American Select Equity Fund (each a “Fund” and together the “Funds”), and Centre Asset Management, LLC (“Centre”). On December 30, 2022, you provided the oral comments on the Proxy Statement. Please find below the Registrant’s responses to those comments, which the Registrant authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document referenced.

We have set forth below each comment, followed by the Registrant’s responses, and any changes to the proxy are indicated in bold.

Comment 1. Please add page numbers to the Proxy Statement.

Response. The Registrant has amended the Proxy Statement to include page numbers.

Comment 2. Under the heading entitled Background, it is not clear what rights or privileges are afforded to Sanlam that give the entity a “controlling interest” in Centre that are distinguishable from the rights and privileges being conveyed to Woodman. Please clarify.

Response. The Registrant has amended the Background disclosure as follows, with the additional disclsoure provided in bold:

“Shareholder approval of the New Agreements is being requested in connection with a change in the ownership of Centre. Sanlam International Investments USA Holdings, Inc. (“Sanlam”) holds a 20% controlling interest in Centre, pursuant to certain rights provided under the current Centre Operating Agreement. The rights that established a controlling interest include the requirement that Sanlam approve borrowing by Centre for working capital, any changes to the accounting and tax policies of Centre, and the issuance of any additional units. …]

Ms. Lisa Larkin

January 5, 2023

Comment 3. Please supplementally confirm whether Centre is a party to the Sanlam Transaction. If it is, dislcose the information required pursuant to Item 22(c)(6) of Schedule 14A.

Response. The Registrant confirms that Centre is not a party to the Sanlam Transaction.

Comment 4. Under the sub-heading, Economies of Scale, please clarify whether the current expense limitation agreement will continue after the close of the Transaction.

Response. The Registrant confirms that the expense limitation agreement will continue after the close of the Transaction and has revised the paragrpah as follows:

“The Trustees considered information concerning potential economies of scale for each Fund, noting that the Funds each benefit from an expense limitation agreement covering most operating expenses, including the advisory fees charged to the Fund, but excluding expenses such as fees payable by the Funds pursuant to the Trust’s Rule 12b-1 Plan and Shareholder Services Plan. They noted that the expense limitation agreements extend through January 29, 2024, and will continue uninterrupted under the New Agreements. They also noted…”

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3284.

Very truly yours,

/s/ Latashia Love